
07054773



NIC Inc.

2006

SUMMARY

ANNUAL REPORT


NIC
the people behind eGovernment

NOVATIONE

SHAPING THE FUTURE OF eGOVERNMENT THROUGH IDEAS AND ACTIONS

TABLE OF CONTENTS

FINANCIAL AND OPERATING HIGHLIGHTS

CONSOLIDATED STATEMENT OF INCOME DATA	2006	Change	Year Ended December 31, 2005	Change	2004
Portal revenues	$70,008,598	21%	$57,875,067	19%	$48,543,779
Software & services revenues	$1,367,248	0%	$1,367,546	-81%	$7,217,975
Total revenues	$71,375,846	20%	$59,242,613	6%	$55,761,754
Operating income	$16,148,034	58%	$10,191,257	-14%	$11,799,532
Net income	$10,739,001	69%	$6,363,076	-10%	$7,104,661
Net income per share - basic	$0.17	–	$0.11	–	$0.12
Net income per share - diluted	$0.17	–	$0.10	–	$0.12
Weighted average shares outstanding - basic	61,408,552	–	60,078,841	–	58,988,456
Weighted average shares outstanding - diluted	61,763,093	–	61,093,788	–	60,877,294

CONSOLIDATED BALANCE SHEET DATA	2006	Change	As of December 31, 2005	Change	2004
Cash and cash equivalents	$36,744,872	0%	$36,901,409	20%	$30,768,668
Cash and cash equivalents - restricted	–	–	–	-100%	$3,000,000
Marketable securities	$45,008,431	120%	$20,500,000	–	–
Working capital	$73,026,850	43%	$51,243,917	43%	$35,713,539
Current ratio	2.8	–	2.6	–	2.7
Total assets	$140,134,447	19%	$117,845,448	27%	$93,071,323
Long-term debt	–	–	–	–	–
Total shareholders' equity	$99,254,185	17%	$85,167,604	18%	$72,260,475
Debt to equity ratio	–	–	–	–	–
Book value per share	$1.62	14%	$1.42	16%	$1.22

SUPPLEMENTAL DISCLOSURES	2006	Change	Year Ended December 31, 2005	Change	2004
Same state portal revenue growth	10%	–	17%	–	20%
Recurring portal revenue percentage	95%	–	96%	–	93%
Portal gross profit percentage	47%	–	49%	–	49%
Operating income as a percentage of portal revenues	23%	–	18%	–	25%
Selling & administrative costs as a percentage of portal revenues	22%	–	22%	–	22%
Return on shareholders' equity	12%	–	8%	–	11%
Depreciation & amortization	$2,040,398	27%	$1,602,879	7%	$1,495,252
Capital expenditures	$2,584,948	11%	$2,327,360	96%	$1,189,336
Net operating loss carryforward	$39,112,325	-29%	$55,221,642	-7%	$59,359,549
Effective tax rate	42%	–	42%	–	40%
Portal state population served at end of year	60,415,354	1%	59,727,778	19%	50,357,702
Portal revenue per capita	$1.15	7%	$1.08	14%	$0.95
Employee count	339	11%	305	9%	281

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our stock trades on the NASDAQ Global Select Market under the symbol "EGOV." The following table shows the range of high and low closing sales prices reported on the NASDAQ Global Select Market for the periods indicated.

Fiscal Year Ended December 31, 2006	High	Low
First Quarter	$6.53	$5.64
Second Quarter	$7.43	$6.02
Third Quarter	$6.48	$4.99
Fourth Quarter	$5.73	$4.47

Fiscal Year Ended December 31, 2005	High	Low
First Quarter	$5.28	$4.34
Second Quarter	$4.72	$4.21
Third Quarter	$6.55	$4.67
Fourth Quarter	$6.43	$5.60

DIVIDEND POLICY: On January 29, 2007, our Board of Directors declared a special cash dividend of $0.75 per share, payable to shareholders of record as of February 12, 2007. The dividend, totaling approximately $46.7 million, was paid on February 20, 2007, out of the Company's available cash and marketable securities. Prior to this special dividend, we had not declared or paid any cash dividends on shares of our common stock within the past two years. Any future determination as to the payment of dividends will be made at the discretion of our Board of Directors and will depend on our operating results, financial condition, capital requirements, general business conditions, and such other factors as the Board of Directors deems relevant.

NOTE: The selected consolidated financial data set forth above should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Company's Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 15, 2007.

OUR VALUES

NIC's success is defined by helping our government partners, employees, and investors achieve their goals. We do this by:

Focusing on results

Maintaining fiscal responsibility

Attracting and retaining industry-leading talent

Respecting differing ideas and opinions

Embracing an innovative and entrepreneurial corporate culture

Behaving in an honest, fair, and ethical manner

CORPORATE THUMBNAIL

WHO WE ARE

NIC is the nation's leading provider of eGovernment solutions and works in partnership with federal, state, city, and county governments. We create value by putting government services online that help citizens, businesses, and government agencies work more efficiently. Since 1991, NIC has used technology to streamline and simplify the process of interacting with every level of government.

WHAT WE DO

NIC is the official eGovernment provider for 19 states and 2,600 government agencies across the United States. We help government deliver valuable services and information electronically to constituents 24 hours a day and seven days a week.

NIC'S BUSINESS APPROACH

We offer a range of business models that enable governments to provide valuable online services to citizens and businesses. In addition to traditional time & materials and blended funding contracts, NIC's unique self-funded business model allows state government to offer a broad array of online services at no upfront cost to taxpayers.

NIC combines state-of-the-art technology with a proven marketing approach to make renewing a driver's license, obtaining a building permit, or filing official documents as easy as checking e-mail.

NIC uses technology to streamline and simplify the process of interacting with every level of government.

HOW WE GROW

NIC is committed to delivering sustainable and profitable growth by:

Winning new state portal contracts.

Increasing the usage of current eGovernment services by developing targeted marketing programs.

Creating innovative new services that open untapped markets in existing as well as new states.

LETTER TO SHAREHOLDERS



JEFF FRASER
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

In 2006, NIC continued to lead the eGovernment industry by ensuring that our goals were properly aligned with those of our government partners and investors. We delivered on our track record of success in three ways:

- We launched a new round of innovative applications that save time and money for our government partners and the citizens and businesses they serve.
- We continued to support each of our government partners in the outstanding manner to which they have grown accustomed.
- In pursuit of future growth, we embarked on a new initiative that will aggressively expand our market share and deliver the returns our shareholders expect.

2006 FINANCIAL HIGHLIGHTS

NIC's focus on building and managing valuable eGovernment solutions continues to propel our company forward. In 2006, NIC earned $10.7 million, or 17 cents per share, on total revenues of $71.4 million for the year. Operating income was a robust $16.1 million, and operating cash flow grew to $25.7 million in 2006, up 21 percent over 2005.

Our portal business continues to be the heart and soul of NIC. Portal revenues for 2006 increased 21 percent over the previous year to a record $70.0 million. Portal gross margins were in line with expectations at 47 percent, which reflects NIC's ongoing commitment to balancing strategic long-term reinvestment in our operations with delivering an appropriate return on investment to our shareholders.

ACCELERATING OUR GROWTH

NIC has an outstanding core business, and we manage the most successful federal, state, and local portals in the nation. Our 19 state partners are the envy of the industry, and we nurture these relationships each day. We have terrific employees at every level of the company. In short, NIC is firing on all cylinders.

NIC manages the most successful federal, state, and local portals in the nation. Our 19 state partners are the envy of the industry. We have terrific employees. In short, NIC is firing on all cylinders.

In 2006, our management team spent a great deal of time exploring the future of NIC and recognized that we faced a decision. We could either continue on the same path NIC has been following for several years—add one new state every 18 months and drive healthy organic growth in our portals—or we could accelerate the new state win rate and drive even stronger organic growth by investing strategically in our business. Our decision was to grow larger and at a faster rate. Within the next four years, we believe these investments will create a larger and much stronger company than NIC is today.

To meet our goal of increasing the population we serve from 62 million to 100 million by 2010, we have increased our sales capabilities by adding key employees who can close multiple state portal deals each year. Expanding our sales force and giving them better tools to influence the marketplace is the best possible investment we can make in the future growth of NIC for several reasons.

PURSUING MULTIPLE OPPORTUNITIES SIMULTANEOUSLY

The process of getting a state to issue a portal RFP can take years and typically involves interaction with many areas of state government—including the governor's office, budget office, department of finance, the chief information officer, the secretary of state, and the legislature. A state also needs at least one internal champion to embrace the concept of an outsourced state portal and shepherd the idea to all of these parties.

NIC's biggest challenge in the past has been one of bandwidth. We did not have enough sales and marketing resources to reach all of these key individuals who have a say in the portal approval process during the window when the internal champion was in a position to act. We also recognize the need to act before our internal champions move inside or outside of government—both of which are fairly common occurrences for state government leaders.

We have addressed this issue by reorganizing our sales team so they are 100% focused on sales instead of also having operational responsibilities. In addition, NIC has added more sales professionals to reach out to decision-makers in prospect states. We believe this will allow us to pursue more states simultaneously.

THE TIME IS RIGHT

This is an excellent time to pursue our growing state pipeline, which now represents approximately 85 million people. In several target states, governors were recently re-elected and we look forward to continuing our discussions with the same administrations. On the flip side, several states that have been a challenge to access now have new governors in office, which gives NIC a fresh selling opportunity.

Operating Cash Flow (in millions)

Year	Operating Cash Flow
2006	$25.7
2005	$2[illegible].3
2004	$14.6
2003	$3.5
2002	($6.5)

0

LETTER TO SHAREHOLDERS (continued)

NIC is uniquely positioned to help states expand their eGovernment programs in a cost-effective manner, and this is the message we will continue to share with the marketplace.

We are also making this additional investment to address an issue that will soon be facing every state government. Numerous research studies have shown that nearly half of all government IT employees will be at retirement age within the next few years. The private sector will be called on to help states maintain stable operations despite the departure of so many workers. NIC is uniquely positioned to help states expand their eGovernment programs in a cost-effective manner, and this is the message we will continue to share with the marketplace.

STRENGTHENING PORTAL OPERATIONS

The other component of our strategic growth program is to increase the effectiveness of how we cross-sell high potential services across our existing portal base. NIC's goal is to triple the revenue we receive from non-driver record services (or non-DMV services) by 2010. Our additional investment in portal operations is designed to propel our organic growth in two ways.

First, we are giving our portals an additional level of support so our managers in state capitals across the country can identify, develop, and launch new revenue-generating services at a faster rate. In addition, we are providing management resources to more effectively cross-sell some of the ambitious new services we have featured in recent annual reports—including the temporary license plate service in Montana, Utah's *On the Spot* vehicle registration program (which appears on page 14 of this report), and the point-of-purchase hunting and fishing license solution that is now offered in five of our partner state portals.

NIC expects to spend between $4–6 million on these initiatives in 2007. We recognize this is a short-term sacrifice for our shareholders and will cause our net income to decrease approximately 15 percent in 2007. We firmly believe this investment will pay off. In fact, as this annual report goes to press in March 2007, two state portal RFPs are currently on the street. We have spent a great deal of time helping to educate both states about the benefits of eGovernment, and our goal is to win these opportunities and stimulate additional portal RFP activity by further increasing our presence in the marketplace.

SPECIALIZING IN FLEXIBLE SOLUTIONS

NIC's portals supported more than 10.9 billion site accesses and processed 123 million online transactions in 2006. We launched 272 new revenue-generating services—or one new service per business day—in 2006. No other private sector provider can match the breadth or depth of NIC's eGovernment expertise in building and managing successful eGovernment services.

eGovernment is our only business, and we have chosen to specialize in electronic government because the market is awash with IT generalists competing for contracts. Our success in winning new portal business reminds me of a medical analogy: If you need to have surgery, will you ask for the procedure to be performed by a proven surgical specialist or your family doctor? The same holds true for eGovernment. Public officials who seek the best possible eGovernment provider choose NIC because they want a trusted specialist with 15 years of experience in delivering proven online solutions.

Increase (decrease) in cash and short-term investments (in millions)

2006	$24.4
2005	$23.6
2004	$14.6
2003	$3.0
2002	($5.2)

0

NIC's expertise goes beyond building in-demand eGovernment services. We are the only provider with an end-to-end offering that includes public policy support, results-focused marketing programs, and a variety of proven financial models. Our self-funded solution provides a flexible financing solution for government officials who recognize the value of eGovernment but opt to spend their limited taxpayer dollars elsewhere.

Public officials who seek the best possible eGovernment provider choose NIC because they want a trusted specialist with 15 years of experience in delivering proven online solutions.

In addition, NIC maintains time & materials and blended funding contracts with several state and local governments. We have the best eGovernment offering as well as the best track record of delivering value through multiple funding options. In our view, this is an unbeatable combination that allows us to sell our services to any government official, regardless of his or her financing preferences.

EXPANDING OUR LONG-TERM GOVERNMENT PARTNERSHIPS

NIC is successful because our government partners are successful. The mutually beneficial public-private partnerships we have built with 19 states continue to deliver exceptional value to government, their constituents, and our shareholders. We have never had a government partner fail to exercise a contract renewal, and we had eight states sign contract extensions in 2006. We do not take our partners for granted, and I want to thank Hawaii, Montana, South Carolina, Rhode Island, Oklahoma, Maine, Utah, and Virginia for continuing to put their trust in NIC.

Since state procurement laws require that contracts be put out to bid after a specific term, we expect some of NIC's contracts to be in play every year. NIC has won every competitive rebid thus far, and we were pleased to be awarded new long-term contracts with Iowa and Indiana following successful rebids in 2006. We will continue to compete aggressively and use every resource at our disposal to keep each valued partner in the NIC family during mandatory rebid situations.

Speaking of the NIC family, I'm pleased to announce that it continues to grow. Since 2001, we have been building and managing several of Vermont's eGovernment applications. In November, NIC converted to an enterprise portal management contract in Vermont after winning a competitive RFP. We are very pleased to expand this relationship and are eager to build eGovernment solutions that increase efficiencies and deliver lasting value to Vermont's citizens and businesses.

EMBRACING INNOVATION EVERY DAY

Innovation is both the theme of this year's annual report and at the core of what we do every day. As I have said to countless employees, government partners, sales prospects, and investors during my travels throughout the country in 2006—NIC has been innovating since we began working with government in 1992 and we do not plan to slow down now.

Our approach to eGovernment is straightforward. We meet with government officials, citizens, and business leaders every day. We ask them questions about how eGovernment can better serve them and listen very closely to their answers. Then we use these insights to develop the next generation of online government services. This is hardly a unique or revolutionary process used to better understand our target audience. Still, we are consistently surprised by how often we hear the following from government employees: "No other company we contract with seems to care about serving us better every year."

LETTER TO SHAREHOLDERS
(continued)

We have been innovating since 1992 and do not plan to slow down now.

This ongoing dialogue with end users and government employees continues to feed our innovation cycle. Tennessee's Criminal Justice Portal (profiled on page 18 of this report), was developed after hearing law enforcement officials say many of the data points they needed to effectively do their jobs were contained in multiple databases that were time-consuming to access. Another emerging service is called *ValIDate,* which is reducing the risk of banking fraud and identity theft in Utah. The solution was created in response to the request of area bankers who wanted to validate a person's identity when opening a new account by accessing the state's electronic driver's license database.

ENTERING OUR 15TH YEAR OF eGOVERNMENT LEADERSHIP

In 1992, we created a new industry through our collaboration with the state of Kansas. As we enter our 15th year of dedicated service to governments and their constituents, we continue to be proud of the role we play in shaping the future of eGovernment.

We will continue to pursue new business opportunities that align with our core solutions and deliver valuable eGovernment services to our target markets. Our goal is to provide eGovernment solutions to the more than 230 million people who reside in the 31 states we do not currently serve. Our employees will do everything possible to maintain NIC's leadership position by delivering superior customer service to our government partners and continuing to offer thousands of timesaving solutions to citizens and businesses across the country.

WORKING TOGETHER TO DELIVER LONG-TERM VALUE

Each year, we reaffirm our commitment to being the best partner government has ever worked with as well as the best place our employees have ever worked. By doing so, we will continue to strive to be the best investment our investors have ever made. NIC delivers on these commitments every day by building the most efficient, effective, and user-friendly eGovernment services and portals in the world.

Thank you again for your support in 2006, and we look forward to 2007.



Jeff Fraser
Chairman of the Board and
Chief Executive Officer

FAST FACTS

FOUNDED	1991
HEADQUARTERS	Olathe, Kansas
INITIAL PUBLIC OFFERING	July 1999
TICKER SYMBOL	EGOV
EXCHANGE	NASDAQ Global Select Market
CORE BUSINESS	Outsourced state government Web sites
EXECUTIVE MANAGEMENT	Founders continue to run the company
CHIEF EXECUTIVE OFFICER	Jeff Fraser
PRESIDENT	Harry Herington
CHIEF FINANCIAL OFFICER	Eric Bur
CHIEF OPERATING OFFICER	Brad Bradley
CHIEF ADMINISTRATIVE OFFICER	Sam Somerhalder
EMPLOYEES	339

INNOVATION=

PORTAL REVENUES (in millions)

Year	Revenues
2006	$70.0
2005	$57.9
2004	$48.5
2003	$40.2
2002	$34.8

DELIVERING TANGIBLE RESULTS AND MEASURABLE VALUE EVERY DAY

PORTAL GROSS PROFIT (in millions)

Year	Gross Profit
2006	$32.8
2005	$28.4
2004	$23.7
2003	$18.6
2002	$14.9

In 2006, more than 128,000 cars were re-registered at one of the 150 inspection stations across Utah that offer *On the Spot* vehicle registration renewals.

INNOVATION=

Imagine driving your vehicle into a service station for an annual safety and emissions inspection and driving out not only with a clean bill of auto health–but also with your renewed license plate tags. The Utah Division of Motor Vehicles has partnered with NIC and businesses across the state to turn this concept into reality.

Utah's *On the Spot* vehicle tag renewal service replaces a time-consuming process that involved bringing state-issued paperwork to a certified inspection station, receiving more paperwork once the vehicle passed its inspection, submitting all documents along with a payment to the state, and then receiving a new license plate tag from the state in seven to 10 days.

The Web-based service allows service station technicians to renew registrations for any vehicle that passes the required inspections. In 2006, more than 128,000 cars were re-registered at one of 150 inspection stations across the state that offer this convenient service for their customers.

Collaboration with the private sector has been the key to success for *On the Spot.* Inspection stations ranging from Jiffy Lube outlets to regional chains and local businesses are participating in the program. "Many of our customers have selected our location because we offer *On the Spot* renewals," said Brian Suira of Lube Management Corporation. "The service has allowed us to attract new customers and increase the satisfaction level of our returning customers."

INSPECTION FEE
$30.00

DRIVE-THRU SERVICE IN UTAH

Get your decals now.


on the renewal

www.Maine.gov

"We live in a small town and are always trying to do everything possible online. Maine.gov reduces the hassle factor, which gives us extra time to be out on the trails."

–Sarah Vincent

INNOVATION=

Maine's long and snowy winters create the perfect playground for cold weather enthusiasts. However, obtaining the proper licenses and tags for winter recreation vehicles can present some challenges. Snowmobile and all-terrain vehicle registration renewals are processed at the local level, which was inconvenient for residents of smaller towns and unincorporated areas where local government offices are not open during normal business hours.

Sensing that an online solution could make life easier for its residents, the Maine Department of Inland Fisheries and Wildlife teamed up with NIC to automate the annual registration renewal process for snowmobiles and ATVs. What was once a time-consuming process can now be accomplished online in a matter of minutes.

This service launched as a test in the middle of 2006, and Maine's outdoor enthusiasts have embraced the service. More than 4,500 recreational vehicle registrations have already been renewed through Maine.gov.

"We live in a small town and are always trying to do everything possible online," said Sarah Vincent, a Manchester resident who enjoys snowmobiling with her husband, Scott. "Our town hall is closed several days a week, which made it difficult to renew our registrations. Maine.gov reduces the hassle factor, which gives us extra time to be out on the trails and enjoying Maine's winter sports."

ENJOYING A WINTER DAY IN MAINE



www.Tennessee.gov

Data points from four essential law enforcement databases can now be searched and cross-referenced by city, county, and state law enforcement officials across Tennessee.

INNOVATION

Access to relevant and timely information is an essential component of law enforcement, and a new eGovernment service in Tennessee is helping to break down the jurisdictional barriers that sometimes prevent information from getting to public safety officials across the state.

Tennessee's Criminal Justice Portal is an innovative solution that combines key information from four different databases into a single secure site. Data points from Tennessee's driver's license, vehicle title and registration, sex offender registry, and offender management system databases can now be searched and cross-referenced by more than 1,000 city, county, and state law enforcement officials across Tennessee.

Recognizing that these databases were maintained by four different agencies, the Tennessee State Administrative Office of the Courts teamed with NIC to create a single online access point. Real-time search results have replaced a time-consuming offline process that required placing phone calls to four separate agencies to request the same information.

"We use the Criminal Justice Portal on a daily basis to investigate cases," said Tim Eads, Chief of Police in Belle Meade, a Nashville suburb that was one of the first jurisdictions to sign up for the service in June 2006. "ID photos are especially useful for verifying the identity of case suspects, and we have benefited greatly by having real-time access to all of these databases."


FIGHTING CRIME
IN TENNESSEE

INNOVATION=



TAKE THE CAKE
Work Pays

Each year, NIC produces a national advertising campaign to congratulate our award-winning government partners.

220 AWARDS (AND RISING)

[illegible] NIC's state and local [illegible] partners have been [illegible] 220 times in various [illegible] and independent [illegible]

[illegible] to support the Web [illegible] innovative services that [illegible] our partners as [illegible] eGovernment [illegible]

[illegible] gallery of NIC's [illegible] recognition advertising [illegible], visit www.nicusa.com/awards.

INNOVATION CREATES

"Without a doubt, Maine has the best and most informative state Web site
A big thank you and pat on the back to the people who maintain
Maine.gov. You have a Web site to be envied."

"This service put a smile on my face. I can't tell you how happy I am that you are providing Utah boat tag renewals online. It sure beats waiting in line for hours."

"The Arkansas IT budget planning tool is a great improvement over the old process. It is very user-friendly, easy to follow, logical, and consistent."

"I had heard that filing my taxes online was very complicated and time-consuming. Kansas.gov made it very simple and worry-free."

"You should be proud of the Tennessee Criminal Justice Portal. It is one o
the best systems I have seen in years, and the fact that it is Wel
based makes it a 'must have' for any law enforcement agency."

SATISFIED eGOVERNMENT USERS

"This was the easiest online service I've ever used. It took all of 30 seconds to renew my two vehicle registrations with the state of Vermont. I give Vermont.gov two thumbs up!"

"Your estimated tax payment system for Alabama is terrific. It is so much more efficient than the old paper-based mail system."

"I just finished printing my Virginia freshwater and salt water fishing licenses. I sincerely appreciate the ease and convenience of your online service. This process is about as painless and convenient as any I have ever encountered. Thanks for making my return to Virginia's fishing waters so easy."

"The entire South Carolina portal team has been very helpful and gone above and beyond to meet our needs. Our agency has thoroughly enjoyed working with SC.gov on this project."

"Thanks for taking the time to modernize. I travel due to work, and Kentucky's pharmacist renewal service makes it so much easier to keep my paperwork up-to-date."

2006 HIGHLIGHTS

MARCH	Virginia Interactive is awarded a portal management contract extension by the Commonwealth of Virginia.
APRIL	Following a competitive rebid, Iowa signs a new long-term portal management contract with Iowa Interactive.
MAY	Montana Interactive is awarded a portal management contract extension by the state of Montana. CMP Media's *GovernmentVAR* magazine names NIC the State Solution Provider of the Year.
JUNE	Following a competitive rebid, Indiana signs a new long-term portal development and maintenance contract with the state of Indiana. New England Interactive is awarded portal management contract extensions by the states of Maine and Rhode Island.
JULY	NICUSA is awarded a portal management contract extension by the state of Oklahoma. South Carolina Interactive is awarded a portal management contract extension by the state of South Carolina.
AUGUST	Three NIC state partners place in the top 10 in Brown University's seventh annual survey of eGovernment performance.
SEPTEMBER	Ten NIC eGovernment partners are honored by the Center for Digital Government's Best of the Web awards for portal and Web site excellence, and eight of NIC's state partners finish in the top 10.
OCTOBER	Three NIC partners are ranked in the top ten in the Center for Digital Government's Digital States Survey that evaluates state government's use of technology. Utah Interactive is awarded a portal management contract extension by the state of Utah. NIC President Harry Herington is appointed to the NIC Board of Directors.
NOVEMBER	Vermont selects NIC to build and manage its official government portal.
DECEMBER	Hawaii Information Consortium is awarded a portal management contract extension by the state of Hawaii.

NIC BY THE NUMBERS

2,605 Number of federal, state, and local government agencies supported by NIC.

39 Number of times NIC's government partners were recognized in competitions and independent surveys in 2006.

220 Number of times NIC's government partners have been recognized in competitions and independent surveys since 2001.

$1.15 Portal revenue per capita in 2006.

19 Number of states that outsource their official eGovernment portals to NIC.

272 Number of new revenue-generating services launched by NIC portals in 2006.

10.9 BILLION Number of site accesses at NIC-supported government Web sites in 2006.

123 MILLION Number of eGovernment transactions processed by NIC portals in 2006.

80% Percentage of the ten 2006 Best of the Web state finalists that are NIC partners.

57,000 Number of high-volume business subscribers at NIC portals in 2006.

21% Year-over-year increase in NIC's portal revenues.

3,600 Number of interactive services built and managed by NIC.

Some figures cited have been adjusted for rounding and are the latest available as of March 15, 2007.
All numbers are from NIC internal sources.

FINANCIAL INFORMATION

The following consolidated financial statements have been condensed to make them more readable. A detailed financial evaluation may require more information than is included in this summary annual report. More comprehensive financial information is provided in NIC's 2006 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 15, 2007. Copies can also be requested by contacting NIC's Investor Relations Department.

(See Corporate information on page 34.)

REPORT FROM MANAGEMENT

The management of NIC Inc. has prepared the accompanying condensed consolidated financial statements as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004, and is responsible for their integrity and objectivity. Management maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that, among other things, transactions are properly executed and financial records and reports are reliable. Through its Audit Committee, the NIC Board of Directors reviews the Company's financial and accounting policies, practices, and reports. Management's Report on Internal Control Over Financial Reporting appears in NIC's 2006 Annual Report on Form 10-K.





Jeff Fraser
Chairman of the Board and
Chief Executive Officer

Eric Bur
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NIC Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of NIC Inc. as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 and the effectiveness of the Company's internal control over financial reporting as of December 31, 2006; and in our report dated March 13, 2007, we expressed (i) an unqualified opinion with a consistency reference relating to the manner in which the Company accounts for share-based compensation on those consolidated financial statements, (ii) an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting, and (iii) an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting referred to above (not presented herein) appear in Items 8 and 9A, respectively, of NIC Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



Kansas City, Missouri
March 13, 2007

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31,	2006	2005	2004
Revenues:			
Portal revenues	$70,008,598	$57,875,067	$48,543,779
Software & services revenues	1,367,248	1,367,546	7,217,975
Total revenues	71,375,846	59,242,613	55,761,754
Operating expenses:			
Cost of portal revenues, exclusive of depreciation & amortization	37,249,358	29,448,091	24,866,146
Cost of software & services revenues, exclusive of depreciation & amortization	596,279	5,348,438	5,583,248
Selling & administrative	15,341,777	12,651,948	12,017,576
Depreciation & amortization	2,040,398	1,602,879	1,495,252
Total operating expenses	55,227,812	49,051,356	43,962,222
Operating income	16,148,034	10,191,257	11,799,532
Other income (expense):			
Interest income	2,401,504	704,614	116,037
Interest expense	–	–	(10,852)
Equity in net loss of affiliates	(96,954)	–	(109,061)
Other income (expense), net	(35,187)	(2,971)	13,906
Total other income	2,269,363	701,643	10,030
Income before income taxes	18,417,397	10,892,900	11,809,562
Income tax provision	7,678,396	4,529,824	4,704,901
Net income	$10,739,001	$6,363,076	$7,104,661
Basic net income per share	$0.17	$0.11	$0.12
Diluted net income per share	$0.17	$0.10	$0.12
Weighted average shares outstanding			
Basic	61,408,552	60,078,841	58,988,456
Diluted	61,763,093	61,093,788	60,877,294

This financial information should be read in conjunction with the financial statements and related notes in NIC's 2006 Annual Report on form 10-K filed with the Securities and Exchange Commission on March 15, 2007.

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$36,744,872	$36,901,409
Marketable securities	45,008,431	20,500,000
Trade accounts receivable	28,729,038	22,269,136
Unbilled revenues	1,068,940	2,197,713
Deferred income taxes	711,015	421,609
Prepaid expenses & other current assets	1,644,816	1,631,894
Total current assets	113,907,112	83,921,761
Property and equipment, net	3,790,490	3,327,185
Unbilled revenues	-	1,395,086
Deferred income taxes	22,013,248	28,916,194
Other assets	423,597	285,222
Total assets	$140,134,447	$117,845,448
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$34,201,937	$24,457,902
Accrued expenses	5,911,197	6,642,581
Application development contracts	512,618	1,260,631
Other current liabilities	254,510	316,730
Total current liabilities	40,880,262	32,677,844
Commitments and contingencies	-	-
Shareholders' equity:		
Common stock, no par, 200,000,000 shares authorized 61,573,900 and 61,073,505 shares issued and outstanding	-	-
Additional paid-in capital	210,210,393	207,444,750
Accumulated deficit	(110,788,533)	(122,093,098)
	99,421,860	85,351,652
Less treasury stock	(167,675)	(184,048)
Total shareholders' equity	99,254,185	85,167,604
Total liabilities and shareholders' equity	$140,134,447	$117,845,448

This financial information should be read in conjunction with the financial statements and related notes in NIC's 2006 Annual Report on form 10-K filed with the Securities and Exchange Commission on March 15, 2007.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2006	2005	2004
Cash flows from operating activities:			
Net income	$10,739,001	$6,363,076	$7,104,661
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation & amortization	2,040,398	1,602,879	1,495,252
Stock-based compensation expense	1,331,603	–	–
Loss on asset disposals	35,187	–	–
Accretion of discount on marketable securities	(8,431)	–	–
Application development contracts	(748,013)	1,260,631	(464,654)
Deferred income taxes	7,179,104	4,150,803	4,330,885
Equity in net loss of affiliates	96,954	–	109,061
Changes in operating assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in trade accounts receivable	(6,486,896)	(4,659,030)	261,348
Decrease in unbilled revenues	2,523,859	2,211,223	2,598,668
(Increase) decrease in prepaid expenses & other current assets	46,588	(320,014)	43,672
Decrease in other assets	19,117	50,473	23,313
Increase (decrease) in accounts payable	9,744,035	10,064,135	(1,951,482)
Increase (decrease) in accrued expenses	(731,384)	376,804	1,020,798
Increase (decrease) in other current liabilities	(62,220)	165,426	(7,060)
Net cash provided by operating activities	25,718,902	21,266,406	14,564,462

This financial information should be read in conjunction with the financial statements and related notes in NIC's 2006 Annual Report on form 10-K filed with the Securities and Exchange Commission on March 15, 2007.

YEAR ENDED DECEMBER 31,	2006	2005	2004
Cash flows from investing activities:			
Purchases of property and equipment	(2,584,948)	(2,327,360)	(1,189,336)
Capitalized internal use software development costs	(239,492)	(68,994)	–
Purchases of marketable securities	(24,500,000)	(35,500,000)	–
Maturities of marketable securities	–	15,000,000	250,000
Cash and cash equivalents - restricted	–	3,000,000	2,363,033
Proceeds from sale of affiliate	–	–	300,005
Net cash provided by (used in) investing activities	(27,324,440)	(19,896,354)	1,723,702
Cash flows from financing activities:			
Payments on notes payable	–	–	(363,033)
Proceeds from sale of treasury stock	64,965	–	–
Proceeds from employee common stock purchases	157,398	121,761	116,746
Proceeds from exercise of employee stock options	1,226,638	4,640,928	1,186,391
Net cash provided by financing activities	1,449,001	4,762,689	940,104
Net increase (decrease) in cash and cash equivalents	(156,537)	6,132,741	17,228,268
Cash and cash equivalents, beginning of year	36,901,409	30,768,668	13,540,400
Cash and cash equivalents, end of year	$36,744,872	$36,901,409	$30,768,668
Other cash flow information:			
Interest paid	$–	$–	$10,852
Income taxes paid	$373,793	$450,745	$465,172

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional
	Shares	Amount	Paid-in Capital
Balance, January 1, 2004	58,715,672	$–	$198,929,405
Net income	–	–	–
Stock options exercised	505,378	–	1,186,391
Issuance of common stock under employee stock purchase plan	80,325	–	116,746
Tax deductions relating to stock options	–	–	688,604
Unrealized holding gain on marketable securities	–	–	–
Balance, December 31, 2004	59,301,375	–	200,921,146
Net income	–	–	–
Retirement of treasury stock	–	–	(20,449)
Stock options exercised	1,742,099	–	4,640,928
Issuance of common stock under employee stock purchase plan	30,031	–	121,761
Tax deductions relating to stock options	–	–	1,781,364
Balance, December 31, 2005	61,073,505	–	207,444,750
Cumulative effect of SAB No. 108	–	–	–
Net income	–	–	–
Sale of treasury stock	11,154	–	50,004
Stock options exercised	448,898	–	1,226,638
Stock-based compensation	–	–	1,331,603
Issuance of common stock under employee stock purchase plan	40,343	–	157,398
Balance, December 31, 2006	61,573,900	$–	$210,210,393

This financial information should be read in conjunction with the financial statements and related notes in NIC's 2006 Annual Report on form 10-K filed with the Securities and Exchange Commission on March 15, 2007.

Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
$(135,560,835)	$(480)	$(204,497)	$63,163,593
7,104,661	–	–	7,104,661
–	–	–	1,186,391
–	–	–	116,746
–	–	–	688,604
–	480	–	480
(128,456,174)	–	(204,497)	72,260,475
6,363,076	–	–	6,363,076
–	–	20,449	–
–	–	–	4,640,928
–	–	–	121,761
–	–	–	1,781,364
(122,093,098)	–	(184,048)	85,167,604
565,564	–	–	565,564
10,739,001	–	–	10,739,001
–	–	16,373	66,377
–	–	–	1,226,638
–	–	–	1,331,603
–	–	–	157,398
$(110,788,533)	$–	$(167,675)	$99,254,185

CORPORATE INFORMATION

BOARD OF DIRECTORS

John L. Bunce, Jr.
Mr. Bunce, 47, is a senior advisor to Hellman & Friedman, LLC, a private equity firm. He is also managing director of Greyhawk Capital Management, LLC, a private equity firm, and a director of Arch Capital Group. Mr. Bunce became an NIC director in 1998.

Art N. Burtscher
Mr. Burtscher, 56, is chairman of McCarthy Group Advisors, an investment advisory firm. He is also a director of NovaStar Financial and Great Western BanCorp. Mr. Burtscher became an NIC director in 2004.

Daniel J. Evans
Governor Evans, 82, is chairman of Daniel J. Evans Associates, a public policy consulting firm, and previously served as Governor and U.S. Senator for the state of Washington. He is also a director of Costco Wholesale Corporation and Archimedes Technology Group. He became an NIC director in 1998.

Jeffery S. Fraser
Mr. Fraser, 47, is chairman of the board and chief executive officer of NIC. He co-founded NIC's initial subsidiary in Kansas 16 years ago. He became an NIC director in 1998.

Ross C. Hartley
Mr. Hartley, 59, is a co-founder of NIC and former president of The Hartley Insurance Group. He is also a director of the Empire District Electric Company. He became an NIC director in 1998.

Harry H. Herington
Mr. Herington, 47, is president of NIC and previously served as the Company's Chief Operating Officer and Executive Vice President of Portal Operations. He became an NIC director in 2006.

Pete Wilson
Governor Wilson, 73, is a principal at Bingham Consulting Group, a business consulting firm. He previously served as Governor and U.S. Senator for the state of California and Mayor of San Diego. He is also a director of The Irvine Company and U.S. Telepacific Corporation. He also serves on the board of advisors for Thomas Weisel Partners. Governor Wilson became an NIC director in 1999.

Audit Committee
Art N. Burtscher – Chair
John L. Bunce, Jr.
Daniel J. Evans
Pete Wilson

Compensation Committee
Art N. Burtscher – Chair
John L. Bunce, Jr.
Daniel J. Evans
Pete Wilson

Corporate Governance & Nominating Committee
Art N. Burtscher – Chair
John L. Bunce, Jr.
Daniel J. Evans
Pete Wilson

Contacting the Board of Directors
Signed, confidential, and anonymous communications to NIC's Board of Directors should be sent via e-mail to board@nicusa.com or in writing to:

Board of Directors
NIC
10540 South Ridgeview Rd.
Olathe, Kansas 66061

The Board's committee charters, the Company's Code of Business Conduct of Ethics, and governance guidelines may be found on the Company's Web site at www.nicusa.com/investor and may be obtained in print by contacting the Investor Relations Department at invest@nicusa.com or (877) 234-EGOV.

SHAREHOLDER INFORMATION

Annual Meeting
The Annual Meeting of NIC Inc. will be held on May 1, 2007, at 10:00 a.m., CDT, at the Sheraton Overland Park Hotel at the Convention Center, 6100 College Boulevard, Overland Park, Kansas.

A formal notice, together with the proxy statement and proxy form, will be mailed in advance of the meeting to all shareholders of record entitled to vote. Shareholders are encouraged to attend the meeting, but those unable to do so are asked to sign and return the proxy form.

Stock Listing
NIC Inc.'s common stock is traded on the NASDAQ Global Select Market under the symbol "EGOV." As of March 12, 2007, there were 62,423,252 shares outstanding and eligible to vote.

Register and Transfer Agent
Computershare
250 Royall Street
Canton, MA 02021
(781) 575-2000
www.computershare.com

Investor Relations
Securities analysts and investors are encouraged to contact the Company with questions or requests for information. Copies of NIC's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other publications are available without charge upon written request. Inquires should be directed to:

Christopher Neff
Vice President of Integrated Marketing
10540 South Ridgeview Road
Olathe, Kansas 66061
(435) 645-8898
(877) 234-EGOV
cneff@nicusa.com

These documents can also be viewed online at www.nicusa.com/investor.

OFFICERS

Jeffery S. Fraser
Chairman of the Board and Chief Executive Officer
Age 47

Harry H. Herington
President
Age 47

Eric J. Bur
Chief Financial Officer
Age 45

William F. Bradley, Jr.
Chief Operating Officer and General Counsel
Age 52

Samuel R. Somerhalder
Chief Administrative Officer
Age 65

Stephen M. Kovzan
Vice President, Financial Operations and Chief Accounting Officer
Age 38

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City, Missouri 64105
(816) 472-7921
www.PwC.com

OUTSIDE COUNSEL

Rothgerber Johnson & Lyons LLP
One Tabor Center, Suite 3000
1200 Seventeenth Street
Denver, Colorado 80202
(303) 623-9000
www.rothgerber.com

CREDITS

Writing and production:
NIC Integrated Marketing Department

Design:
modern8
Salt Lake City, Utah
www.modern8.com

Photography:
Amy Murow
Park City, Utah

TRADEMARKS & REGISTERED SERVICE MARKS

NIC Inc. is a registered service mark of NIC Inc. The NIC logo and "The People Behind eGovernment" are registered trademarks of NIC Inc. Certain other names and logos protected by trademark appear in this report. Rather than list the names and entities that own these trademarks or insert a trademark symbol with each mention of the trademark, NIC Inc. states that it is using the names only for editorial purposes and to the benefit of the trademark owner with no intention of infringing upon that trademark.

NIC is an equal opportunity employer.
Printed in the U.S.A.

eGOVERNMENT GLOSSARY

The following terms are used regularly in the eGovernment industry and many are referenced in this annual report.

Application – A service that allows a user to interact electronically with government.

Blended Funding – A business model that allows governments to pay for eGovernment services with more than one funding approach.

Content Management System (CMS) – A system that allows users to build and manage Web sites without requiring technical knowledge.

Constituent – Citizens, businesses, and government employees who use NIC's online services.

Cross-Boundary Integration – Also called "one stop shops," these eGovernment services allow constituents to interact seamlessly with more than one government entity. *Example: Court records from 185 county and circuit courts in Nebraska can be accessed online through the state's integrated JUSTICE system.*

DMV (Department of Motor Vehicles) Revenues – Revenues generated through the purchase of driver histories by the insurance industry.

eGovernment – A platform for delivering government services via the Internet, telephone, or a point-of-purchase system.

Governing Board – A government-appointed entity that provides oversight for eGovernment portal operations. A typical governing board has both public and private sector representation and develops the policies, establishes the fee structure, and sets all priorities for the portal.

Information Architecture – The organization and categorization of Web site content so it can be easily accessed by users.

Non-DMV Revenues – Revenues generated through all eGovernment services other than driver histories.

Partner – A federal, state, county, or city government that works in cooperation with NIC to deliver services electronically.

Payment Engine – NIC's comprehensive payment processing, reconciliation, and accounting system.

Personal Digital Assistants (PDA) – Web-accessible technologies, including mobile phones, digital calendars, and handheld organizers.

Point-of-Purchase – An online service accessible from a sales terminal that allows retail employees to offer eGovernment solutions directly to in-store customers. *Example: Outdoor enthusiasts in five states can obtain hunting and fishing licenses directly from retailers through NIC's point-of-purchase system.*

Portal – A central Web site through which a wide range of government services can be accessed.

Revenue Per Capita – A measurement of the revenue generated per citizen across the total state population NIC serves.

Self-Funded – Developed by NIC, this business model allows governments to offer eGovernment services without using up-front taxpayer funds. NIC collects a nominal transaction fee for a limited number of high-volume applications to cover the costs of building and managing online services on behalf of state and local governments across the country.

Subscription – A feature that allows high-volume users of eGovernment services to access value-added portal applications with a secure user name and password.

Transaction – An end-to-end process in which information is transferred electronically between government and a constituent.

Transaction Fee – A nominal fee applied to select eGovernment services to cover the cost of building and maintaining online services.

UCC (Uniform Commercial Code) – Required registered debt filings that are typically processed by a state's secretary of state office.

Usability – The combination of content, technology functionality, navigation, and information architecture that allows users to quickly and easily accomplish what they are trying to do on a Web site.

Vertical Portal ("Vortal") – An eGovernment portal through which users can interact with multiple government agencies through a single site. *Example: Iowa's county treasurer vertical portals allow constituents to pay property taxes in all 99 Iowa counties.*

MAP KEY



STATE PORTALS & SERVICES
Development and management of official state government Web sites

LOCAL GOVERNMENT PORTALS & SERVICES
Development and management of official local government Web sites

VERTICAL GOVERNMENT PORTALS
Development and management of official multi-jurisdictional government Web sites and services

POINT-OF-PURCHASE eGOVERNMENT SYSTEMS
Development and management of official government services that are offered at consumer and business locations.



eGOVERNMENT SOFTWARE & SERVICES
Document management systems, electronic filing services, ethics compliance portals, and eGovernment application development

eGOVERNMENT PARTNERS

Alabama www.Alabama.gov

Arkansas www.Arkansas.gov

Colorado www.Colorado.gov

Des Moines IA www.DMgov.com

Federal Election Commission www.FEC.gov

Hawaii www.Hawaii.gov

Idaho www.Idaho.gov

Indiana www.IN.gov

Indianapolis & Marion County, IN
www.CivicNet.net

Iowa www.Iowa.gov

Iowa County Treasurers
www.IowaTreasurers.org
www.IowaTaxandTags.com

Kansas www.Kansas.gov

Kentucky www.Kentucky.gov

Maine www.Maine.gov

Montana www.mt.gov

Oklahoma www.OK.gov

Nebraska www.Nebraska.gov

Rhode Island www.RI.gov

South Carolina www.SC.gov

Tennessee www.Tennessee.gov

Utah www.Utah.gov

Vermont www.Vermont.gov

Virginia www.Virginia.gov

NIC Inc.
10540 SOUTH RIDGEVIEW ROAD
OLATHE, KANSAS 66061

PHONE: (877) 234-EGOV
FAX: (913) 498-3472
WEB: www.nicusa.com

NIC the people behind eGovernment

END